CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

(Expressed in Canadian Dollars, unless otherwise stated)

(Unaudited)

GREAT BASIN GOLD LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

		September 30	December 31
		2007	2006
	Note	(unaudited)
Assets

Current assets
Cash and equivalents		$69,319,039	$33,964,436
Amounts receivable		4,142,217	426,349
Inventory		237,115	53,437
Due from related parties	10	944,358	173,455
Prepaid expenses		227,735	539,991
		74,870,464	35,157,668

Property, plant and equipment	4	13,049,295	1,472,501
Reclamation deposits	5	1,687,460	103,702
Available-for-sale financial instruments	6	3,059,139	2,274,649
Investments in associates	7	8,000,000	–
Mineral property interests	8	203,838,864	110,910,000
Total Assets		$304,505,222	$149,918,520

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities		$3,116,319	$1,330,823
Due to related parties	10	41,804	–
		3,158,123	1,330,823

Future income taxes	11	35,238,737	18,837,000
Site reclamation obligations	12	1,071,864	405,000
		36,310,601	19,242,000
Shareholders' equity
Share capital		349,291,987	201,457,592
Warrants		15,885,437	1,252,000
Contributed surplus	9(d)	12,821,398	7,863,472
Deficit		(113,120,473)	(81,227,367)
Accumulated other comprehensive income		158,149	–
		265,036,498	129,345,697

Total Liabilities and Shareholders' Equity		$304,505,222	$149,918,520

Segment disclosure	13
Subsequent events	14

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Ferdinand Dippenaar	/s/ Ronald W. Thiessen

Ferdinand Dippenaar	Ronald W. Thiessen
Chief Executive Officer	Director

GREAT BASIN GOLD LTD.
Consolidated Statement of Operations and Comprehensive Loss
(Unaudited – Expressed in Canadian Dollars)

		Three months ended September 30		Nine months ended September 30
		2007	2006	2007	2006
	Note

Income

Other Revenue - Proceeds from Bulk Sample		$1,094,493	$–	$2,305,418	$–

Expenses (income)

Exploration and development (see schedule)		9,394,436	2,320,315	24,395,147	3,919,798
Accretion of reclamation obligation		9,041	–	28,524	–
Amortization		–	7,654	–	14,023
Conference and travel		596,371	168,882	1,076,615	670,564
Foreign exchange loss (gain)		2,396,788	(479,853)	2,486,298	(2,605,088)
Interest and other income		(970,756)	(466,994)	(2,122,865)	(866,189)
Legal, accounting, and audit		262,812	131,424	708,262	365,152
Office and administration		2,604,191	953,443	6,508,045	2,435,557
Shareholder communications		158,403	63,647	304,768	261,958
Stock-based compensation - exploration	9 (b)	347,661	237,790	764,527	867,244
Stock-based compensation - office and administration	9 (b)	1,597,984	838,028	3,809,122	2,031,905
Trust and filing		63,752	7,117	277,499	104,676
Loss before the undernoted and income taxes		15,366,190	3,781,453	35,930,524	7,199,600
Gain on sale of investments		–	(35,746)	–	(111,405)
Gain on sale of assets		(994,116)	–	(994,116)	–
Mark-to-market adjustment on investments		–	–	–	(212,600)
Loss before income taxes		14,372,074	3,745,707	34,936,408	6,875,595
Future income tax recovery		(944,936)	(1,717,927)	(3,043,302)	(3,697,927)
Loss for the period		$13,427,138	$2,027,780	$31,893,106	$3,177,668

Other comprehensive loss (income)
Unrealized loss (gain) on available-for-sale financial instruments		447,157	–	(93,338)	–
Other comprehensive loss (income)		$447,157	$–	$(93,338)	$–

Total comprehensive loss		$13,874,295	$2,027,780	$31,799,768	$3,177,668

Basic and diluted loss per share		$0.07	$0.02	$0.21	$0.03

Weighted average number of common shares outstanding		180,963,160	111,308,314	153,786,378	101,665,636

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Statements of Shareholders' Equity and Deficit
(Expressed in Canadian Dollars)

			Nine months
			ended		Year ended
			September 30,		December 31,
			2007		2006
	Note		(unaudited)

		Number of		Number of
Common shares		shares		shares
Balance at beginning of the period		113,411,713	$201,457,592	93,685,379	$161,228,635
Fair value of options exercised		–	802,626	–	753,849
Private placement, net of share issue costs		–	–	3,333,334	7,033,683
Shares issued for cash, net of share issue costs	9 (e)	57,500,000	122,562,065	11,200,000	23,058,915
Share purchase options exercised	9 (b)	1,347,166	1,842,133	1,193,000	1,782,510
Shares issued for Burnstone Gold Property, July 2006		–	–	4,000,000	7,600,000
Shares issued for Hecla Ventures Corp., April 2007	9 (f)	7,930,214	19,666,931	–	–
Share purchase warrants exercised	9 (c)	1,333,175	2,960,640	–	–
Balance at end of the period		181,522,268	$349,291,987	113,411,713	$201,457,592

		Number of		Number of
Share purchase warrants		warrants		warrants
Balance at beginning of the period		2,672,000	$1,252,000	–	$–
Warrants issued pursuant to share issuance	9 (e)	28,750,000	15,194,000	672,000	159,000
Warrants issued for Burnstone Gold Property		–	–	2,000,000	1,093,000
Exercised	9 (c)	(1,333,175)	(543,145)	–	–
Expired	9 (c)	(73,615)	(17,418)	–	–
Balance at end of the period		30,015,210	$15,885,437	2,672,000	$1,252,000

Contributed surplus
Balance at beginning of the period			$7,863,472		$5,007,211
Non-cash stock-based compensation	9 (b)		4,573,649		3,610,110
Share purchase options exercised, credited to share capital			(802,626)		(753,849)
Fair value of share purchase warrants exercised	9 (d)		543,145		–
Fair value of share purchase warrants expired	9 (d)		17,418		–
Fair value of warrants received	6 (b)		626,340		–
Balance at end of the period			$12,821,398		$7,863,472

Deficit
Balance at beginning of the period			$(81,227,367)		$(69,610,556)
Net loss for the period			(31,893,106)		(11,616,811)
Balance at end of the period			$(113,120,473)		$(81,227,367)

Accumulated Other Comprehensive Income
Adjustment to opening balance - change in accounting policy	3(a), 6(a)		$64,811		$–
Unrealized gain on available-for-sale financial instruments	6		93,338		–
Balance at end of the period			$158,149		$–

TOTAL SHAREHOLDERS' EQUITY			$265,036,498		$129,345,697

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Statements of Cash Flows
(Unaudited – Expressed in Canadian Dollars)

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006

Operating activities
Loss for the period	$(13,427,138)	$(2,027,780)	$(31,893,106)	$(3,177,668)
Items not involving cash
Amortization	342,997	28,756	653,027	36,229
Future income tax recovery	(944,936)	(1,717,927)	(3,043,302)	(3,697,927)
Gain on sale of investment	–	(35,746)	–	(111,405)
Gain on sale of assets	(994,116)	–	(994,116)	–
Mark-to-market adjustment on investments	–	–	–	(212,600)
Non-cash stock-based compensation expense	1,945,645	1,075,818	4,573,649	2,899,149
Unrealized foreign exchange loss	(1,019,240)	(1,165,299)	(2,175,524)	(3,874,299)
Accretion reclamation obligation	9,041	–	28,524	–
Changes in non-cash operating working capital
Amounts receivable	(3,061,320)	(96,972)	(3,715,869)	(258,896)
Prepaid expenses	(38,577)	(710,732)	312,256	(661,185)
Inventory	(100,383)	–	(183,678)	–
Accounts payable and accrued liabilities	91,027	97,715	968,981	418,913
Reclamation obligation	(53,557)	–	(55,440)	–
Taxation paid	(6,060)	–	(94,698)	–
Cash used in operating activities	(17,256,617)	(4,552,167)	(35,619,296)	(8,639,689)

Investing activities
Mineral property acquisition costs	(43,096)	(23,774)	(159,860)	(23,774)
Proceeds on sale of investments	–	161,746	–	547,005
Proceeds on sale of assets	1,000,905	–	1,000,905	–
Cost on sale of assets	(6,789)	–	(6,789)	–
Purchase of equipment	(8,169,042)	(1,255,485)	(11,325,994)	(1,337,122)
Purchase of shares in Rusaf Gold Limited	(6,000,000)	–	(8,000,000)	–
Purchase of Hecla Ventures Corp.	–	–	(50,791,500)	–
Purchase of shares on exercise of Lumina warrants	–	(7,000)	–	(44,000)
Reclamation deposits	(1,500,662)	(40,076)	(1,583,758)	(37,699)
Cash used in investing activities	(14,718,684)	(1,164,589)	(70,866,996)	(895,590)

Financing activities
Common shares issued for cash, net of issue costs	891,213	2,446,245	142,558,838	30,848,508
Advances (to) from related parties	(649,220)	106,933	(729,099)	(194,384)
Cash generated from financing activities	241,993	2,553,178	141,829,739	30,654,124

(Decrease)/Increase in cash and equivalents	(31,733,308)	(3,163,578)	35,343,447	21,118,845
Cash acquired through the purchase of Hecla Ventures Corp.	–	–	11,156	–
Cash and equivalents, beginning of period	101,052,347	41,799,332	33,964,436	17,516,909

Cash and equivalents, end of period	$69,319,039	$38,635,754	$69,319,039	$38,635,754

Supplementary information
Taxes paid	$(6,060)	$–	$(94,698)	$–
Interest received	$970,756	$466,994	$2,122,865	$866,189

Allocation and non-cash financing and investing activities
Fair value of stock options transferred to share capital on options
exercised from contributed surplus	$699,626	$8,190	$802,626	$254,813
Fair value of warrants issued with short form prospectus offering	$–	$–	$15,194,000	$159,000
Warrants issued for property settlement	$–	$1,093,000	$–	$1,093,000
Common shares issued for property settlement	$–	$7,600,000	$–	$7,600,000

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Schedules of Exploration and Development Expenses
(Unaudited - Expressed in Canadian Dollars)

		Nine months ended	Year ended
Mineral Property Interests		September 30	December 31
	Note	2007	2006
Burnstone - Development
Metallurgical plant		$94,187	$–
Vertical shaft		250,067	–
Development expenses incurred during the period		344,254	–
Cumulative development expenditures beginning of year		–	–
Cumulative development expenditures, end of period		344,254	–
Burnstone - Bulk Sampling
Establishment work		337,021	393,129
Equipment rental and services		816,668	185,314
Surface infrastructure		631,444	536,019
Portal construction		135,869	322,257
Underground access and infrastructure		1,640,900	443,229
Optimisation		519,441	–
Operational costs		2,298,005	966,521
Property fees		–	60,742
Development expenses before the following		6,379,348	2,907,211
Stock-based compensation		202,786	395,000
Development expenses incurred during the period		6,582,134	3,302,211
Cumulative development expenditures beginning of year		3,302,211	–
Cumulative development expenditures, end of period		9,884,345	3,302,211
Burnstone - Exploration
Assays and analysis		101,746	82,082
Amortization		392,774	119,103
Drilling		1,776,174	939,705
Engineering		27,371	246,864
Environmental, socio-economic and land		(8,537)	140,183
Equipment rental		6,434	5,647
Geological		148,957	149,289
Graphics		13,782	2,821
Property fees and exploration option payments		46,164	105,089
Site activities		(14,313)	267,581
Provision for site reclamation cost		–	405,000
Transportation		2,616	4,874
Exploration expenses before the following		2,493,168	2,468,238
Stock-based compensation		79,253	335,357
Exploration expenses incurred during the period		2,572,421	2,803,595
Cumulative exploration expenditures beginning of year		24,327,572	21,523,977
Cumulative exploration expenditures, end of period		26,899,993	24,327,572
Hollister - Development
Equipment rental and services		2,076,824	–
Surface infrastructure		2,024,004	–
Underground access and infrastructure		4,005,542	–
Operational costs		2,152,349	–
Development expenses before the following		10,258,719	–
Stock-based compensation		326,103
Development expenses incurred during the period		10,584,822	–
Cumulative development expenditures beginning of year		–	–
Cumulative development expenditures, end of period		10,584,822	–

GREAT BASIN GOLD LTD.
Consolidated Schedules of Exploration and Development Expenses
(Unaudited - Expressed in Canadian Dollars)

		Nine months ended	Year ended
Mineral Property Interests		September 30	December 31
	Note	2007	2006

Hollister - Exploration
Assays and analysis		130,473	14,291
Amortization		260,253	494
Drilling		2,173,503	389,823
Engineering		170,235	118,469
Environmental, socio-economic and land		882,779	511,970
Geological		283,495	401,164
Graphics		32,029	26,724
Property fees and exploration option payments		92,502	155,814
Site activities		75,628	29,408
Transportation		60,275	17,606
Exploration expenses before the following		4,161,172	1,665,763
Stock-based compensation		132,274	226,326
Exploration expenses incurred during the period		4,293,446	1,892,089
Cumulative exploration expenditures beginning of year		25,192,512	23,300,423
Cumulative exploration expenditures, end of period		29,485,958	25,192,512

Other - Exploration
Assays and analysis		70,137	74,931
Amortization		–	–
Drilling		200,767	326,054
Engineering		30,913	45,853
Environmental, socio-economic and land		16,086	1,268
Equipment rental		51,793	20,291
Geological		164,605	320,260
Graphics		20,610	35,308
Property fees and exploration option payments		52,188	1,419
Site activities		94,344	118,182
Transportation		57,043	22,437
Exploration expenses before the following		758,486	966,003
Stock-based compensation		24,111	131,250
Exploration expenses incurred during the period		782,597	1,097,253
Cumulative exploration expenditures beginning of year		1,431,474	334,221
Cumulative exploration expenditures, end of period		2,214,071	1,431,474

Total development and exploration expenses before the following		24,395,147	8,007,215
Stock-based compensation	9 (b)	764,527	1,087,933
Total development and exploration expenses incurred during the period		25,159,674	9,095,148
Cumulative development and exploration expenditures beginning of year		54,253,769	45,158,621
Cumulative development and exploration expenditures, end of period		$79,413,443	$54,253,769

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

1.	Nature of operations

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements which are available through the Internet on SEDAR at www.sedar.com.

Operating results for the three and nine months ended September 30, 2007 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2007.

2.	Significant accounting policies

These interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent audited annual financial statements, except for the changes described in note 3.

3.	Changes in accounting policies

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)	Financial Instruments – Recognition and Measurement (Section 3855)

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income (loss).

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income (loss).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

          Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.
          All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period in which they arise.
          Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.
          Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

In accordance with this new standard, the Company has classified its financial instruments as follows:

          The Company’s share and warrants in Kryso Plc. are classified as available-for- sale financial instruments. Such instruments are measured at fair market value in the consolidated financial statements with unrealized gains or losses recorded in comprehensive income (loss). At the time the investment is disposed of, gains or losses are included in loss for the period (note 6(a) (b)).
(b)	Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges as it has a policy of non-hedging.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

(c)	Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize in net earnings.

This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Accordingly, the Company now reports a consolidated statement of comprehensive income (loss) and includes the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet.

The following accounting policy was adopted during the nine months ended September 30, 2007:

(i)	Investment in associates

Associates are those entities in which the group has a material long term interest and in respect of which the group exercises significant influence over operational and financial policies, normally owning between 20% and 50% of the voting equity, but which it does not control.

Investments in associates are accounted for by using the equity method of accounting and are initially recognized at cost. The company’s share of its associates’ post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves. Cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the company’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

4.	Property, plant and equipment

	September 30, 2007			December 31, 2006
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

Property	$8,493,575	$12,446	$8,481,129	$-	$-	$-
Computers	269,981	71,879	198,102	118,670	21,520	97,150
Office
furniture
and fixtures	64,990	13,867	51,123	65,001	8,286	56,715
Site
equipment	5,860,106	1,833,540	4,026,566	1,301,213	86,747	1,214,466
Vehicles	326,483	34,108	292,375	108,432	4,262	104,170

	$15,015,135	$1,965,840	$13,049,295	$1,593,316	$120,815	$1,472,501

5.	Reclamation deposits

The continuity of reclamation deposits on the consolidated balance sheet is as follows:

Balance, December 31, 2006	$103,702
Changes during the period
Guarantee – Burnstone Property	266,248
Reclamation Bond – Hollister Property	1,326,100
Exchange loss	(8,590)
Balance, September 30, 2007	$1,687,460

As at September 30, 2007 the Company had taken on a $1,326,100 Reclamation Bond from Hecla with the Bureau of Land Management in respect of reclamation of the Hollister Property and had placed a guarantee of $266,248 in favor of the Department of Minerals and Energy for the reclamation of the Burnstone Property.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

6.	Available-for-sale financial instruments

	Number of	Number of
	warrants	shares	Amount
Balance as reported, December 31, 2006	-	10,000,000	$2,274,649
Unrealized gain (note 6(a))			64,811
Balance, December 31, 2006			2,339,460
Unrealized gain – shares (note 6(a))			250,448
Unrealized loss – warrants (note 6(b)			(157,110)
Addition – Kryso Warrants received (note 6(b))	5,000,000	-	626,340
Balance, September 30, 2007	5,000,000	10,000,000	$3,059,139

The components of available-for-sale financial instruments are:

			Fair value
	Number	Cost	adjustment	Amount
Kryso Plc – Shares (note 6(a))	10,000,000	$2,274,649	$315,259	$2,589,908
Kryso Plc – Warrants (note 6(b))	5,000,000	626,340	(157,110)	469,230
Balance, September 30, 2007	15,000,000	$2,900,989	$158,149	$3,059,138

(a)	Kryso Plc.- Shares

In December 2006, the Company entered into a share purchase agreement to acquire common shares of Kryso Plc (“Kryso”), a mineral resources and exploration company exploring gold and precious metal deposits in Central Asia.

Kryso is a publicly traded company on the AIM market of the London Stock Exchange. Pursuant to the share purchase agreement, the Company purchased approximately 15% of the equity in Kryso with the purchase of 10,000,000 shares at 10 pence per share for a total payment of £1,000,000 ($2,274,649). The unrealized gain on available-for-sale securities from purchase to December 31, 2006 of $64,811 was reported as an adjustment to the opening balance of accumulated other comprehensive income (note 3(a)). The unrealized gain of $250,448 for the nine months ended September 30, 2007 is reported in the current period under accumulated other comprehensive income and was calculated based on the closing price of 12.75 pence and an exchange rate of $2.0313:GBP.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

6.	Available-for-sale financial instruments (continued)

(b)	Kryso Resources Plc. – Warrants

On July 11, 2007 the company received 5,000,000 warrants from Kryso Resources Plc. The warrants are exercisable at a price of 15 pence for a common share of Kryso over two years. The exercise of the warrants required the approval of Kryso’s shareholders which was obtained at their shareholders meeting.

On date of grant the warrants have been estimated at an estimated fair value of $626,340 (using expected volatility of 76%, risk free interest rate of 4%, dividends of nil and remaining life of approximately 2 years) which were recorded against contributed surplus. The investment was fair valued on September 30, 2007 based on the assumptions detailed above, the prevailing share price on September 30, 2007 (12.75 pence) and an exchange rate of $2,0312:GBP. The unrealized loss of $157,110 is reported in the current period under accumulated other comprehensive income.

7.	Investments in associates

	September 30	December 31
	2007	2006

Rusaf Gold Limited	$8,000,000	$-
	$8,000,000	$-

On June 28, 2007, the Company entered into an agreement with Rusaf Gold Ltd. (Rusaf) gaining the right to acquire approximately 40% of the fully diluted equity shares of Rusaf for total consideration of $12 million, payable $8 million cash and $4 million in Great Basin common shares. Rusaf is a Canadian registered exploration company, operating from Dar Es Salaam, Tanzania, with 100% owned subsidiary companies that hold prospecting rights to properties in Tanzania and Russia.

The transaction was structured in three tranches of which the first tranche closed on June 28, 2007 with the payment of $2,000,000 for 3,333,333 shares at $0.60 per share.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

7.	Investments in associates (continued)

The second tranche of the purchase was subject to satisfaction of certain conditions, which were met on July 20, 2007 and enabled the Company to acquire a further 10,000,000 shares at a price of $0.60 per share for an aggregate payment in cash to Rusaf of $6,000,000.

The third and final tranche, also subject to certain conditions being met, will enable the Company to acquire an additional 6,666,667 shares at a price of $0.60 per share to be paid by the issuance of Great Basin shares equal to the value of $4,000,000, based on the arithmetical average closing price of the GBG shares on the Toronto Stock Exchange for the twenty trading days immediately preceding receipt of the final shares. As at September 30, 2007, the conclusion of the third tranch was still pending certain of these conditions being met.

As at July 20, 2007 the company was deemed to have significant influence over Rusaf, however the information available at September 30, 2007 did not indicate a material adjustment to equity account for the results of Rusaf for the period July 20, 2007 to September 30, 2007 therefore the investment remains at cost.

8.	Mineral property interests

	September 30	December 31
Mineral Property Acquisition Costs, net	2007	2006

Hollister Property (note 8(a))	$96,874,213	$3,945,348
Burnstone Property	106,964,650	106,964,650
Casino Property (note 8(b))	-	1
Kirkland Lake Property	1	1
	$203,838,864	$110,910,000

(a)	Hollister Property

	September 30	December 31
	2007	2006
Balance, beginning of the period	$3,945,348	$3,945,348

Share purchase agreement:
Issuance of 7,930,214 common shares (note 9 (f))	19,666,931	–
Cash settlement	50,791,500	–
Future income tax provision	21,686,737	–
Other	623,837	–
Share issuance costs	159,860	–
Balance, September 30, 2007	$96,874,213	$3,945,348

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

8.	Mineral property interests (continued)

	(a)	Hollister Property (continued)

On February 20, 2007 the Company entered into a share purchase agreement to buy Hecla Ventures Corp. (“HVC”) which held a right under an earn-in agreement to acquire a 50% working interest in the Hollister Development Block (“HDB”) and certain tangible assets.

The transaction was concluded on April 19, 2007 when the Company acquired 100% of the issued and outstanding shares of HVC from its parent, Hecla Limited, thereby effectively acquiring the remaining 50% of the HDB. HVC’s only business and primary asset was the 50% working interest in the HDB in which GBG owned the other 50%.

The purchase price paid for HVC was US$60 million, comprising US$45 million in cash and the remaining US$15 million payable in 7,930,214 GBG common shares. The shares were valued at their quoted market value of $2.48 per share on the day of issuance, April 19, 2007.

The aggregate purchase price was $70,458,431, calculated as follows:

Cash payment (US$45 million)	$50,791,500
Issuance of 7,930,214 Great Basin common shares	19,666,931
$70,458,431

The value of the 7,930,214 Great Basin common shares issued to Hecla Mining Limited was determined based on the closing market price of Great Basin's common shares on the date the shares were issued and the acquisition closed (April 19, 2007 at $2.48 per share).

The preliminary estimated fair value of the assets acquired and liabilities assumed at the date of acquisition is as follows:

Cash	$11,156
Plant and equipment	903,826
Accounts payable	(816,515)
Reclamation obligation	(722,304)
Mineral property	92,769,005
Future income tax liability	(21,686,737)
$70,458,431

The results of operations of HVC have been included in the consolidated financial statements of the Company commencing April 20, 2007.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

8.	Mineral property interests (continued)

(b) Casino Property

On July 15, 2002 (the “2002 Option”), Great Basin Gold Limited granted an option to CRS Copper Resources Corp to permit it to purchase all of Great Basin’s indirectly held interests in the mineral claims comprising the Casino Property.

The 2002 option was extended to August 17, 2007 on which date CRS Copper Resources Corp exercised the option and paid a total consideration of $1,000,000, resulting in the transfer of the Casino Property to CRS Copper Resources Corp.

9.	Share capital

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

(b)	Share option plan

The continuity of share purchase options is as follows:

	Weighted		Contractual
	average		weighted average
	exercise	Number of	remaining life
	price	options	(years)
Balance, December 31, 2006	$1.87	9,340,000	2.47
Cancelled	$2.19	(130,000)
Exercised	$1.37	(1,347,166)
Granted	$2.64	5,344,000
Balance, September 30, 2007	$2.23	13,206,834	2.41

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

9.	Share capital (continued)

(b)	Share option plan (continued)

Options outstanding at September 30, 2007 are as follows:

		Number of	Number of
	Exercise	options	options
Expiry date	price	outstanding	exercisable
December 20, 2007	$1.17	327,000	327,000
December 19, 2008	$1.62	1,650,000	1,650,000
March 31, 2009	$2.07	2,794,334	1,840,667
March 31, 2009	$2.45	180,000	120,000
April 30, 2009	$2.07	97,500	97,500
April 30, 2009	$2.45	414,000	414,000
October 23, 2009	$2.07	400,000	133,333
April 18, 2010	$2.68	2,637,000	934,833
December 31, 2010	$1.14	680,000	453,400
April 30, 2011	$2.45	1,255,000	836,667
November 8, 2011	$2.45	90,000	30,000
April 18, 2012	$2.68	1,332,000	444,000
July 5, 2010	$2.77	720,000	-
August 22, 2010	$2.10	305,000	-
September 4, 2010	$2.24	150,000	-
September 11, 2010	$2.54	175,000	-
Total		13,206,834	7,281,400
Average option price		$2.23	$2.06

			Weighted
	Weighted		average
	average		remaining
	exercise	Number of	contractual life
Range of Exercise Price – Outstanding Options	price	options	(years)
$ 1.00 - $ 1.24	$1.15	1,007,000	2.27
$ 1.50 - $ 1.74	$1.62	1,650,000	1.22
$ 2.00 - $ 2.24	$2.08	3,746,834	1.73
$ 2.25 - $ 2.49	$2.45	1,939,000	2.99
$ 2.50 - $ 2.99	$2.69	4,864,000	3.15
Total	$2.23	13,206,834	2.41

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

9.	Share capital (continued)
	(b)	Share option plan (continued)

	Weighted
	average exercise	Number of
Range of Exercise Price – Exercisable options	price	options
$ 1.00 - $ 1.24	$1.15	780,400
$ 1.50 - $ 1.74	$1.62	1,650,000
$ 2.00 - $ 2.24	$2.07	2,071,500
$ 2.25 - $ 2.49	$2.45	1,400,667
$ 2.50 - $ 2.99	$2.68	1,378,833
Total	$2.06	7,281,400

At September 30, 2007, there were 7,281,400 options exercisable, with a weighted average exercise price of $2.06.

The exercise prices of all share purchase options granted were at or above the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted in the three and nine months ended September 30, 2007 and 2006, and which have been reflected in the consolidated statements of operations, is as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006
Exploration
Engineering	$182,920	$64,554	$330,140	$230,567
Environmental, socio-economic & land	90,903	2,442	98,667	8,617
Geological	72,838	170,794	335,720	628,060
Exploration	347,661	237,790	764,527	867,244
Operations and administration	1,597,984	838,028	3,809,122	2,031,905
Total compensation cost recognized in
operations, credited to contributed surplus	$1945,645	$1,075,818	$4,573,649	$2,899,149

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

9.	Share capital (continued)

(b)	Share option plan (continued)

The weighted-average assumptions used to estimate the fair value of options vesting during the respective periods were as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006
Risk free interest rate	4%	4%	4%	4%
Expected life	3 years	2.7 years	3.5 years	3.5 years
Expected volatility	58%	54%	57%	55%
Expected dividends	Nil	Nil	Nil	Nil

(c)	Share purchase warrants

The continuity of share purchase warrants is:

		Outstanding				Outstanding
	Exercise	December 31				September 30
Expiry dates	price	2006	Issued	Exercised	Expired	2007
May 18, 2007	$2.60	672,000	–	(598,385)	(73,615)	–
July 18, 2008	US$1.80[1]	2,000,000	–	(734,790)	–	1,265,210
April 20, 2009	$3.50	–	28,750,000	–	–	28,750,000

		2,672,000	28,750,000	(1,333,175)	(73,615)	30,015,210

Note 1: In February 2007, the exercise price of the warrants expiring July 18, 2008 was changed to ZAR 12.90.

(d)	Contributed surplus

The continuity of contributed surplus on the consolidated balance sheet is as follows:

Balance, December 31, 2006	$7,863,472
Changes during the period
Non-cash stock-based compensation (note 9(b))	4,573,649
Share purchase options exercised, credited to share capital	(802,626)
Fair value of share purchase warrants exercised (note 9(c))	543,145
Fair value of share purchase warrants expired (note 9(c))	17,418
Fair value of share purchase warrants received (note 6(b))	626,340
Balance, September 30, 2007	$12,821,398

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

9.	Share capital (continued)

(d)	Contributed surplus (continued)

The components of contributed surplus are:

	September 30	December 31
	2007	2006
Fair value of warrants issued which expired unexercised	$238,668	$221,250
Accumulated stock-based compensation	13,639,635	9,065,986
Share purchase options exercised, credited to share capital	(2,226,390)	(1,423,764)
Fair value of share purchase warrants exercised	543,145	–
Fair value of share purchase warrants received	626,340	–
Total contributed surplus	$12,821,398	$7,863,472

(e)	Share issuance, April 2007- Public offering

On April 19, 2007, the Company completed an offering of 57,500,000 units at a price of $2.60 per unit for gross proceeds of $149,500,000. Each unit consisted of one common share and one- half of a common share purchase warrant of the company. The common shares and warrants comprising the units have separated immediately upon the closing of the transaction.

Each whole purchase warrant entitles the holder thereof to purchase one common share of the company at a price of $3.50 per share until April 20, 2009. The 28,750,000 warrants have been recorded with an estimated fair value of $15,194,000 (using expected volatility of 55%, risk free interest rate of 4%, dividends of nil, a share price of $2.48 and remaining life of approximately 2 years).

The Company paid the underwriters a commission of $9,870,000 and incurred other share issue costs of approximately $1,873,935 for net proceeds of $137,756,065 of which $122,562,065 has been recorded as share capital and $15,194,000 as warrants.

(f)	Share issuance, April 2007- acquisition Hecla Ventures Corp.

The Company completed the financing of the agreement to purchase Hecla’s 50% earn-in rights and certain tangible assets in the HDB with the issuance of 7,930,214 common shares on April 19, 2007. The shares have been valued at their quoted price of $2.48 per share on the date of issuance.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

10.	Related party balances and transactions

Due from Related Parties	September 30	December 31
	2007	2006
Hunter Dickinson Inc.	$368,540	$119,506
Plateau Resources (Proprietary) Limited	-	53,949
Tranter Gold (Proprietary) Limited	575,818	–
	$944,358	$173,455

Due to Related Parties	September 30	December 31
	2007	2006

Plateau Resources (Proprietary) Limited	$41,804	$-

During the nine months ended September 30, 2007 the company provided bridge financing to its Black Economic Empowerment partner, Tranter Gold Pty Ltd (Tranter Gold). The agreement was concluded in anticipation of the finalization of the BEE transaction and provided Tranter Gold with bridging facilities until the end of the transaction. The bridging loan of $575,818 was settled in full on conclusion of the BEE transaction on October 1, 2007. (note 14(a))

Reimbursement for third party	Three months ended		Nine months ended
expenses and services rendered	September 30		September 30
	2007	2006	2007	2006
Hunter Dickinson Inc.	$173,238	$326,152	$794,300	$1,272,309
CEC Engineering Ltd.	$5,432	$26,609	$23,191	$108,617
Pangea Exploration (Proprietary)	$–	$(1,644)	$–	$34,697
Limited
Plateau Resources (Proprietary)	$42,526	$7,008	$104,300	$196,510
Limited
Tranter Gold (Proprietary) Limited	$575,818	$–	$575,818	$–

11.	Future income taxes

The future income tax liability arising from mineral properties is based substantially on South African and rand-denominated assets and tax balances as well as $21.7 million which reflects temporary differences related to the accounting and tax values of HVC’s identifiable assets and liabilities.

As at September 30, 2007, the increase in future income tax liability since December 31, 2006 was mainly due to the $21.7 million liability recognized from HVC. The increase was diluted with the decrease in the value of the South African Rand compared to the Canadian dollar and other changes in timing differences.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

11.	Future income taxes (continued)

The continuity of the future income taxes on the consolidated balance sheets is as follows:

Balance, December 31, 2006	$18,837,000
Changes in timing differences	(3,138,000)
Foreign exchange	(2,147,000)
Liability provision – Hecla Ventures Corp.	21,686,737
Balance, September 30, 2007	$35,238,737

12.	Site reclamation obligations

The continuity of the site reclamation obligation on the consolidated balance sheets is as follows:

Balance, December 31, 2006	$405,000
Accretion	28,524
Foreign exchange gain	(83,964)
Addition – Hollister Property	722,304
Balance, September 30, 2007	$1,071,864

The components of the site reclamation obligation are as follows:

Burnstone Property	$434,232
Hollister Property	637,632
Balance, September 30, 2007	$1,071,864

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

13.	Segment disclosure

The Company operates in a single reportable operating segment, the exploration and development of mineral properties. Geographic information is as follows:

Assets	September 30	December 31
	2007	2006

Canada
Assets other than mineral property interests	$66,247,938	$31,308,371
Mineral property interests	1	2

United States	6,942,827	394,917
Assets other than mineral property interests	96,874,213	3,945,348
Mineral property interests

South Africa	27,475,593	7,305,232
Assets other than mineral property interests	106,964,650	106,964,650
Mineral property interests
Total assets	$304,505,222	$149,918,520

14.	Subsequent events

Subsequent to September 30, 2007,

(a)

the Company announced on October 1, 2007 that, Tranter Burnstone (Proprietary) Limited ("Tranter Burnstone"), a subsidiary of Tranter Gold (Proprietary) Limited (Tranter Gold), subscribed for 812 new ordinary shares in Southgold Exploration (Proprietary) Limited ("Southgold"), a wholly-owned subsidiary of Great Basin Gold, for a purchase consideration of R260 million ($38 million) in cash,which, following the issue of allotment of the new Southgold shares, constituted 26% of the entire issued share capital of Southgold. Following the implementation of the Southgold subscription, Great Basin Gold purchased the new Southgold shares from Tranter Burnstone in exchange for the issue by Great Basin Gold of 19,938,650 new ordinary shares in Great Basin Gold to Tranter Burnstone.

(b)

on October 9, 2007 the Company acquired an additional 1,908,429 shares in terms of a public placement undertaken by Kryso Resources Plc. This ensured that the company maintained its 15% shareholding in the issued share capital of Kryso. The shares were issued at 11.5 pence per share and the total consideration of GBP219,469 ($448,266) was settled in cash.